SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron Names Dirk Dombert as New General Manager in Germany

Givat Shmuel, Israel, – October 27, 2005 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the tooling industry, today announced the nomination of Mr. Dirk Dombert as the new Cimatron GmbH General Manager.

Mr. Dombert, 43, joined Cimatron GmbH in 1996 as head of the Hamm office and was responsible for building and developing Cimatron’s sales activities in North Germany. He took the complete responsibility on the German sales team in 2001.

Former General Manager of Cimatron GmbH, Dr. Wolfgang Mueller, remains responsible for all European activities as Cimatron’s Vice President Europe.

“The German toolmaking industry is known worldwide as the technology leader, and we are making all the efforts in order to keep pace with German customers’ needs and retain our leading position in Germany”, said Dr. Mueller. “Moreover, the German market is important for Cimatron, representing the most significant part of the Company’s revenues worldwide. Dirk Dombert’s long experience in the German tooling industry and with Cimatron will serve us as an asset to help us continue and reinforce our position in this country”.

“I am very happy to keep serving Cimatron GmbH customers at even a higher level”, said Mr. Dombert. “We will keep and increase our level of service through our good product quality, local tooling experts and dedicated support engineers.”

About Cimatron
Cimatron is the leading provider of integrated, quoting-to-delivery CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distribution network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Irit Porat
Phone: +972 3 5312290

Email: iritp@cimatron.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: October 27, 2005